FILE No. 82-3437

RECEIVED

2008 JUL 21 A 11: 41

Corficolombiana

Cali, July 14, 2008

[redacted]

08003876

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Please find attached Rating Technical Report of Corporación Financiera Colombiana S.A by the Duff & Phelps de Colombia S.A. SCV."

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

PROCESSED
JUL 23 2008
THOMSON REUTERS

Amalia Correa Young
Vicepresident

7/21

FILE No. 82-3437

Corficolombiana

RECEIVED

2008 JUL 21 A 11:21

Cali, July 14, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Please find attached Rating Technical Report of Corporación Financiera Colombiana S.A by the Duff & Phelps de Colombia S.A. SCV."

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

www.corficolombiana.com

RECEIVED

DCR
Duff & Phelps de Colombia
Sociedad Calificadora de Valores
(Security Rating Firm)

Risk Análisis
CORPORACION FINANCIERA COLOMBIANA S.A.

Ratings

Corporación Financiera Colombiana S.A.

Long Term	AAA
Short Term	DP1+
Perspective	Stable

Financial Information

	03/31/2008	03/31/2007
Total assets (million pesos)	3.581.526	2.820.906
Equity (million pesos)	1.774.574	1.478.97
Net Profit (million pesos)	78.880	56.129
ROA*(%)	9.8	5.7
ROE*(%)	17.6	15.2
Equity/ Assets (%)	55.3	52.43

*Average Assets

Analysts

Fernando Suarez Tello
PBX +57 1 326 9999 Ext.1001
fsuarez@drcolombia.com.co

Glàucia Calp
PBX +57 1 326 999 Ext 1110
gcalp@drcolombia.com.co

Rating Summary

The Technical Committee of Duff & Phelps de Colombia S.A. a Security Rating Firm, in a meeting held on June 11, 2008, and on occasion of the annual review on CFC`s rating, a decision was made to change CFC`s long term debt from "AA+" (Double A plus) rating to "AAA" (Triple A) rating, as recorded on Minute ·637 of the same date. Also, the rating firm decided to maintain the DP1+ (High level) rating on CFC`s short term debt.

Rationale

The modification of CFC`s long term debt rating reflects, in the first place, the strengthening of CFC`s operation in its strategic business areas. CFC`s capital investments, currently the main source of income of the entity, have shown positive and steady performance in the last few years and such behavior, given its composition, is expected to be maintained in the future. On the other hand, the portion of this investment portfolio that is being financed with cost bearing liabilities is decreasing (approximately 5.5% as May 2008). This fact benefits CFC`s loan profile as the cost bearing liabilities and interest bearing assets ratio has improved. CFC`s management quality and the accumulated expertise of its officials in managing treasury products and investment banking has allowed the company to attain a sound positioning in an increasing competitive market. Also, the strengthening of the risk management policies allows CFC to be better off at facing risk exposure; and the use of better control tools shall contribute to reduce the vulnerability of its results with respect to such risks. The rating also leads to expect that the

investment portfolio business should begin to produce significant earnings, so that along with treasury and investment and private banking, will produce more balanced results for CFC in the future. Finally, the fact of CFC`s being the arm of the investment banking of a sound financial group, Grupo Aval, positively affects the assigned ratings.

CFC`s capital investment quality in various sectors of the national industry, with significant concentrations in the Gas Transportation and Fuel Distribution sectors, Utility Companies and Road Concessions, has significantly improved in the last few years. The above is reflected in the revaluation obtained and the flow of dividends received by CFC. In addition, the fact that this investment portfolio is focused on sectors that have a long term potential growth and that its composition pursues a balanced exposure to economic cycles, protects somehow CFC`s results in case of great variations as a result of the investment portfolio performance.

The improved balance in the amount of capital investments with respect to CFC`s equity, supported on a 47.5% equity solvency as of March 2008, is a positive condition, as per Duff&Phelps. Significantly reducing variable rent investment financing through deposits, helps to reduce CFC`s exposure due to the results of such investments, as interest expenses are better compensated by the income generation from the treasury activity.

By the end of 2007, CFC`s net profit amounted to Ps.205.662 million. This figure comes from a relative stability of the dividends received and higher income (compared to the previous year) from investment revenues (56%), higher commissions (79%) and higher income from valorizations (72%), which all added to a better control of expenses and lower provisions, explains such performance. This dynamics of results was consolidated in the first quarter of 2008; as of March, profits were as high as Ps.78.881 million, accounting for a 40.5% increase with respect to the same month of 2007. Likewise, the profitability in the running year over average assets was 7.14% (March 2008), while the profitability in the running year over the average equity was as high as 14.04% (March 2008). Such indicators reflect the entity's positive financial performance.

Access to liquidity sources in CFC`s national and international markets is very good. The policies, tools and control organs used to manage liquidity risks provide for appropriate management, shown on consistently positive liquidity gaps.

June 11, 2008

PROFILE

- **CFC`s capital investments, the main source of income of the company, has shown a positive results**
- **Management quality and the accumulated expertise of its officials in managing treasury products and investment banking are key strengths.**

Corporacion Financiera Colombiana S.A., hereinafter, Corficolombian, has gained an important position as the Financial Company of the financial holding, Grupo Aval. After the merging with Corfivalle in 2005, the company has undergone a transformation process that has resulted in a new corporate strategy, that among other aspects, has created a totally renewed image as well as an innovative product and service portfolio that meets the needs of its target market. CFC maintains Grupo Aval as the main shareholder with a 56.04% of its share, Banco de Occidente (13.3%) and Banco Popular (5.5%). A lower share is held by the pension funds, Porvenir (4.53%), Proteccion (7.8%) CitiColfondos (2.9%), Grupo Santander (2.4%) and Horizonte (3%). The remaining share is held by common minority shareholders (19.9%) and preferred shareholders (3.5%).

During 2007, Corficolombiana`s management focused on the strategic strengthening of its businesses, management processes and systems improvement, technologic and physical platform modernization, and consolidation of a risk management culture. Likewise, synergies among various areas of the company and financial affiliates increased, unifying efforts and expertise to maximize commercial opportunities, where the project of single customer for Corficolombiana and its financial affiliates is paramount.

Corficolombiana maintains its business strategy in five areas: Investments, Investment Portfolio, Investment Banking, Treasury and Private Banking.

The investment business, the main component of the company`s assets, has become the most important for the Company in terms of income. This comprises a portfolio of companies highly concentrated in the gas transportation, fuel distribution, concessions, agroindustry, hotels and public service areas. As of December 2007, the assets of the investment portfolio amounted to Ps1.5 M.M. (one million million), producing Ps.91.066 million in dividends. According to Duff & Phelps de Colombia, there is certain sector concentration among the companies making up this portfolio; however, given the nature of its businesses, no considerable variations are expected in the flow of dividends to the Company. As a matter of fact, the company has been able to maintain a stable flow of dividends as a particular strength.

During 2007, such investment portfolio underwent some modifications due to the divestiture of Corfolicombiana`s share in the following companies: IBC Solutions (37.5%), Colmotores (0.12%), Frigorificos Colombianos (45.2%), Centromotor (10.6%), Valores Diaco (0.1%) and Huevos Oro (100%). These divestitures were not as high as the ones that took place in 2006 (Ps 17.983 million compared to Ps.536.490 million), an exceptionally good year due to the tradeability of Promigas shares and the subsequent partial selling of those shares. On the other hand, it should be noted that the total portfolio value significantly increased as a result of the investment valuation still maintained in Promigas, where its stock price increased by 58.6% during the second semester of 2007. Another increase of shares also took place in the same period: Mineros (23%), Gas Natural (12%), and Banco de Occidente (8%), while the price of Tablemac decreased by 1%. In summary, Corficolombiana`s investments (44%) that are quoted at the stock exchange, and classified for sale and therefore valued at market prices, showed a positive behavior and attained a valuation higher than 30% by the end of 2007.

The efforts of the Investment Portfolio area, which operates on a fee basis, have focused on structuring and starting three private capital funds: one is focused on infrastructure products, the second, on the real estate sector and the third on long term productive crops. In order to launch the Funds, Corficolombiana first needs to complete the internal approving process and use the pre-marketing results in order to begin the promotion process.

Corficolombiana`s Investment Banking business focuses on collecting fees. This area provides some consulting related to merging and acquisitions, structuring and security placement, syndicated loans and

issuing of shares in the stock market. In addition, a strategy was put in place to enlarge the market to other regions of the country. Although lower than 2006, Corficolombiana`s Investment Banking moved Ps.1.6 M.M. (one million million) in resources during 2007, resulting in significant commissions for the company.

On the other hand, Corficolombiana Treasury maintains an important dynamics in the market through its money desk. In this area, it deals with public and private debt bonds as well as foreign currency in sight and future operations. Currently the entity participates in the market booster scheme of the Treasury Department, ranking 8th in December 2007. On the other hand, Corficolombiana successfully entered the international markets by trading of American treasury bonds and also in other Latin American currencies such as real/dollar and Mexican peso/dollar. Likewise, the indexed positions to the DTF (Reference Interest Rate) increased and new business opportunities began to be explored, particularly in the derivative market.

Corficolombiana`s Private Banking is a liability business. In fact, this is the area in charge of partially funding the company and its affiliates as well as receiving commissions through diverse investment alternatives under a portfolio that includes CDs, shares, structured notes over local and international assets, among others, in order to offer customers from different segments, innovative options to meet their risk profile and their profitability potential. The value of the commissions charged by Corficolombiana during 2007 through its Private Banking amounted to Ps.957 million, 93% higher compared to 2006, consolidating this business as a specialty and innovative product distribution channel for the segment of high income natural persons.

In addition to its main 5 businesses, the company has the area of Real State Management, that sells the assets received as payment in kind, cleaned up assets, fixed assets not used in the operations and real estate in investment trusts. The size of this unit has been decreasing as a result of the logical reduction in the number of BRP. Also, Corficolombiana has 4 important financial affiliates that contribute to the P&L of the company, through income from dividends. Such affiliate companies are: Fiduciaria Corficolombiana, Leasing Corficolombiana, Casa de Bolsa and Banco Corfivalle Panama. The Company uses these vehicles to complement its operations in the projects where different financial schemes are required. As per Duff & Phelps opinion, thanks to its own and joined effort with its affiliates, Corficolombiana is able to offer its customer an appropriate product portfolio, providing larger business coverage.

PERFORMANCE

- **A better capital investment and equity ratio is a positive sign according to Duff& Phelps.**
- **The rating firm expects a better balance among Corficolombiana income sources in the future.**

Operative Income: Income from dividends and shares is still one of the best sources of income for the company. As of December 2007, this item accounted for 32% of the total income, while in April 2008, it accounted for 51%, including non-operational income and income from interests and other sources. This dynamics reflects the importance of the Capital Investment business as an income generation source for Corficolombiana. Leadingr companies in income generation were: PISA (Proyectos de Infraestructura S.A.), Promigas, Coviandes/Epiandes, EEB, Leasing Corficolombiana and Hoteles Estelar. As of December 2007, the income from dividends and shares was Ps.136.786 million, 4.5% less than by the end of 2006. However, this same item was as high as Ps.90.552 million in March 2008 compared to Ps.64.556 million in March 2007, showing a 40.3% increase.

Income from commissions derives mainly from the results obtained in the Investment Banking business. This item increased by 79% from December 2006 to December 2007, as a result of transactions exceeding Ps.1.6 million million during 2007. These results are particularly concentrated in the last quarter of the year, given the business seasonableness. Also, the treasury results during 2007 and the first quarter of 2008 were satisfactory; income from valuation increased by 72% (December 2006/ December 2007) and 56.5% (March 2007/March 2008), thanks to the positive results of the Trading activity and the foreign currency market. Also, a significant difference was seen in investment sales, as in 2007 the

income from this concept was Ps.17.983 million compared to Ps.536.490 million in 2006, an extremely high income as a result of the sale of Corficolombiana's share in Promigas.

By the end of 2007 investment valuations showed a negative balance of Ps.9,599 million due to the unfavorable conditions of the public debt market, as a result of an interest rate increase. However, this behavior reverted in the first quarter of 2008. As of March 2008 the profits from this item were Ps.4.097 million. This situation, along with the increase of the variable rent investment valuation, higher investment yields (144%), increased treasury result (56%) and higher dividends from Corficolombiana's shares in diverse companies (40%), diluted the reduction of other income and contributed to increase the gross financial profit from Ps.64.852 million in March 2007 to Ps.98.651 million in March 2008.

Overheads: As of December 2007, Corficolombiana's general expenses were reduced by 27.8% with respect to the same month of 2006. However, the income reduction resulted in an increase of the administrative expense to gross financial profit ratio from 13.5% in December 2006 to 35.1% in December 2007. In this sense, the extraordinary income from the sale of Promigas in 2006 affected such index. The opposite occurred to Overheads, as the increase of the asset value diluted the expenses, and therefore the index was 2.38% (December 2007) compared to 2.66% in 2006. The situation in March 2008 is better than in March and December 2007, as the gross financial profit improved by 52% (March 2007 – March 2008) and total assets increased by 27% (March 2007 – March 2008). However, the Overhead went from 2.17% (March 2007) to 3.41% (March 2008), although the expenses over the gross financial profit went from 32.5% (March 2007) to 27.7% (March 2008). On this respect, the movement of employees and tax increases have resulted in an increasing variation, and for this reason, the efficiency indicators have increased although they are still under acceptable parameters.

Provisions: The decreasing trend has continued since 2006 when Corficolombiana's loan portfolio was assigned to Banco de Bogota. As of December 2007, the loan portfolio amounted to Ps.14.908 million, accounting for a 66% decrease in this value compared to the same month of 2006. As of March 2008, this figure was Ps.1.445 millions, represented mainly in Corficolombiana's capital investments (89%).

Non-Operating Income: These are reimbursements from investment provisions and assets previously received as payment in kind, along with the selling of other non-productive assets. Non-operative income was Ps. 88.216 in December 2008, compared to Ps.12.442 million in Mach 2008, accounting for a 39% reduction (March 2007- March 2008) as a result of a reduction of the asset selling activity during such period.

As of December 2007, Corficolombiana's net profit was Ps.205.662 million, showing a 69% reduction compared to the result of the same month of 2006. However, it should be noted that Corficolombiana's profits in 2006 were boosted by a punctual fact represented in the selling of Corficolombiana's share in Promigas, producing a significant income. As of March 2008, ROAA of the current year was 7.14% a fact particularly encouraged by a higher income from investment yields (145%), increased income from valuation (56%) and higher dividends received by its companies (40%), added to lower expense for provisions (-67%) and to total increase of Corficolombiana's assets, reaching over Ps.3.5 million million (March 2008). In addition, the ROAE of the current year was 14.04% (March 2008), as a result of higher profitability of businesses and a significant increase of the equity.

Perspectives: The implementation of the Private Capital Fund for infrastructure and real estate projects is a challenging short term operation. Likewise, Corficolombiana expects to consolidate its private banking business as a specialty and innovative product distribution channel for the segment of high income natural persons. The treasury area includes Corficolombiana's operations in the American stock market, as well as exploring other markets, basically in derivatives. The derivative market has an interesting potential for growth, and Corficolombiana is looking for the most efficient way to invest its liquidity surplus and maximize its profits. In addition, the investment banking will focus in diversifying its products, segments and enlarging its national coverage. Duff & Phelps de Colombia expects a positive consolidation of the profitability and efficiency results and indicators upon starting all the expected projects to obtain a better balance among the different income sources of Corficolombiana.

RISK MANAGEMENT

- **Corficolombiana`s risk management policies have gain strength.**
- **According to Duff & Phelps, Corficolombiana management tools provide an appropriate control of the risk inherent to businesses that imply market risks.**

Being aware of the key role played in managing risk in terms of preserving its results, Corficolombiana has defined risk identification and measurement stages, assignment, measurement and control limits, and reporting within the risk control process. According to Duff & Phelps de Colombia, the risk integral management methodology used by Corficolombiana has become a key factor in attaining its risk/return objectives.

Credit Risk: As a result of the assignment of the loan portfolio to Banco de Bogota, the analysis based on SARC focused on the money desk business analysis, investments made on the production sector, Investment Banking and portfolio management. SARC mainly focuses on treasury businesses, particularly risk analysis of the other party. In this sense, risk is managed by approving credit limits that are distributed among different categories: long term and short term loans, exposition of fixed rent derivatives and foreign currency, spot and overnight risk, and intraday market risk.

Market Risk: Technically, this is measured with the Value at Risk index, using a conditional volatility model EWMA, that is controlled on a daily basis. Administratively, this risk is managed through an appropriate distribution of functions among Corficolombiana`s back, middle and front office. In addition, a market risk committee was created with members of Corficolombiana`s Board of Directors, in order to study and make decisions on the market movements that may affect the portfolio results. According to Duff & Phelps, this management mechanism provides an appropriate control of risks inherent to the businesses that imply market risk.

Corficolombiana`s investment portfolio concentrates on variable rent for sale (64%). As of March 2008, the portfolio total value was Ps.2.6 million million, accounting for a 21% increase, compared to the value in March 2007. As of December 2007, the portfolio showed a concentration in the gas and fuel sectors (42%), which along with the power and financial sectors, account for 66% of the total. Corficolombiana obtained Ps.91.066 million in dividends from this portfolio (December 2007), where PISA; Promigas and Epiandes were the companies that made the largest contribution to this result. It should be noted that Corficolombiana capital investments are largely financed by its equity. This means that variable rent investments are financed with a minimum of cost bearing liabilities. As of May 2008, this percentage was 5.5%; this condition is seen positively by Duff & Phelps as it improves the cost bearing liabilities to interest bearing asset ratio.

With respect to the treasury portfolio, the strategy is driven towards reducing the fixed rent long positions and mounting short positions on sales, taking into account the behavior of some key indicators. As of December 2007, the portfolio is mainly made up by TES (48%), financial sector debt (24%), productive sector debt (12%) and obligatory investments (12%). In addition, the peso/dollar derivative portfolio of the company was US$1.686 million (December 2007) and the spot peso/dollar market share was 15.8% maintaining a leading position in the Colombian market.

Operative Risk: SARO`s implementation is ongoing. The operative risk identification, measurement and control were met. Additionally, operative risk officials in charge of recording events representing some risk received training, and all the employees of Corficolombiana were provided virtual training on this subject. Likewise, Corficolombiana has the SARLAFT manual, while the Comptrollership and Statutory Auditor make evaluations in order to make sure the internally established controls are appropriate to mitigate operational risk.

LIQUIDITY AND DEBT

- **The percentage of cost bearing liabilities of the company is low.**
- **Corficolombiana`s operations are appropriately supported by its high solvency indicator.**

Corficolombiana`s liquidity is controlled by the Asset and Liability Committee. This committee meets on a weekly basis and its main purpose is to review the company`s liquidity flow in the current week and analyze the results of deposits and placements. In addition, this Committee defines the placement cost policies, structural portfolio investment and trading, after taking into account the previously defined limits with respect to stop loss, deadlines and amounts. Both the Asset and Liability Committee and the Board of Directors also make decisions on liquidity risk management, based on the long term indicators, some of which are maximum cumulative outflow, deposit concentration, medium term funding, and cash capital position. Armed with these controls the company has been able to steadily maintain positive figures in the 3 month liquidity accumulated gap (Ps.231.159 million as of March 2008), while the liquid asset indicator over total assets was 139% resulting in an increased soundness of the company`s liquidity position.

Corficolombiana`s main financing source comes from its equity, with a 49.5% share (March 2008) of the total. Also term deposits account for 22% (April 2008) of the funding sources, while saving deposits and interbanking deposits have a 25.5% share. CD` due date is balanced with short-, medium., and long term papers (30%, 35% and 35% of the total, respectively), while saving deposits only account for 6.6% of the financing sources. This indicates that the highest percentage of funding sources is favorable for the company from a "price" point of view. As of March 2008, the share of the 20 largest depositors of Corficolombiana decreased from 39% in March 2007 to 28% in March 2008. However, the CD renovation index was 65.3% (March 2008), showing a slight improvement with respect to the same period in the previous year, while the stable portion of the savings accounts was 55.9% (March 2008). On the other hand, access to alternate liquidity sources in Corficolombiana`s national and international market was excellent.

The company`s equity amounted to Ps.1.77 M.M. (one million million) (March 2008), showing a 20% increase with respect to the March 2007. In fact, the technical equity was Ps.1.3 M.M. (million million) (March 2008) while the assets weighted as per to risk level exceeded Ps. 2.16 M.M. (million million) (March 2008). These figures, higher than the figures of March 2007, resulted in an increase of the solvency levels from 43.4% in March 2007 to 47.5% in March 2008. This indicator is considered as appropriate given the business characteristics of Corficolombiana.

Table 1. Comparative Chart of the Financial Indicators – Other Financial Entities

Billion Pesos	BANCOLOMBIA INVESTMENT BANKING			CORFICOLOMBIANA		
	Mar 08	Mar 07	Mar 06	Mar 08	Mar 07	Mar 06
Total Assets	393	348	394	3.581	2.820	4.935
Shareholders Equity	293	245	229	1.774	1.478	1.466
ROA	4,4%	3,6%	2,2%	9,8%	5,7%	7,2%
ROE	6,0%	5,6%	3,5%	17,6%	15,2%	23,9%
Interest Net Margin	1,53%	-16%	0,9%	-3,8%	-11,1%	0,7%
Labor Expenses / UFB	11%	11,7%	20,7%	9,4%	11,1%	9,5%
General Expenses / Asset	0,8%	2,8%	0,9%	2,4%	2,2%	5,5%
Due Loan Portfolio Index	N/A	N/A	N/A	N/A	1,3%	35%
Provision / Due Loan Portfolio	N/A	N/A	N/A	N/A	N/A	N/A
Solvency Index	31%	54%	48%	47,5%	43,4%	16,4

Source: Financial Superintendency: Duff & Phelps de Colombia S.A.

ANALYSIS OF THE GENERAL BALANCE	30/04/2008			12/31/2007			6/31/2007			3/31/2007		
Corficolombiana S.A.	Ps. Millions	As Asset % Average	Ps. Millions	As Asset % Average	Ps. Millions	As Asset % Average	Ps. Millions	As Asset % Average	Ps. Millions	As Asset % Average	Ps. Millions	As Asset % Average
1. Commercial	0	0	0	0	0	23,694.10	91.3	0	23,739.70	45,547.40	1.61	925,130.90
2. Consumer	0	0	0	0	0	0	0	0	0	0	0	0
3. Microcredits	0	0	0	0	0	0	0	0	0	0	0	0
4. Mortgage	0	0	0	0	0	0	0	0	0	0	0	0
5. Overdue	0	0	0	0	0	0	0	0	0	0	0	16,823.90
6. Portfolio repurchase rights	0	0	0	0	0	0	0	0	0	0	0	0
7. (Portfolio provisions)	0	0	0	0	0	4,653.60	1.8	0	4,654.50	9,276.30	0.33	58,383.00
TOTAL A	0	0	0	0	0	19,040.50	89.5	0	19,085.20	36,271.10	1.29	883,571.80
B. OTHER PRODUCTIVE ASSETS												
1. Bank Deposits	204,196.70	6.3	336,117.40	255,474.40	7.51	297,587.20	232,355.30	7.47	286,027.60	172,391.10	6.11	194,636.70
2. Investments - Public Debt	624,080.60	19.24	621,492.50	681,703.70	20.05	756,044.60	726,002.10	23.33	778,194.00	596,335.00	21.21	698,450.30
3. Other tradeable Investments	380,237.50	11.72	414,284.60	461,220.40	13.56	380,952.40	386,863.70	12.43	343,774.00	340,076.00	12.06	300,721.50
4. Non-Tradeable Investments and Others	1,697,624.60	52.34	1,703,642.20	1,661,688.30	48.88	1,529,365.00	1,445,835.80	46.45	1,421,338.80	1,395,407.40	49.47	1,516,347.10
5. (Investment Provisions)	116,965.00	3.61	117,684.30	125,260.00	3.68	130,750.30	142,168.10	4.57	139,204.30	135,042.40	4.79	125,415.50
6. Other Productive Assets	28,064.90	0.87	25,685.90	35,177.80	1.03	52,652.00	63,226.40	2.03	66,676.30	57,331.60	2.03	33,874.70
TOTAL B	2,817,419.30	86.86	2,983,538.20	2,970,204.60	87.36	2,885,851.00	2,712,115.30	87.14	2,756,806.40	2,428,500.00	86.09	2,618,614.70
C. TOTAL PRODUCTIVE ASSETS(A+B)	2,817,419.30	86.86	2,983,538,2	2,970,204.60	87.36	2,904,891.50	2,712,204.60	87.14	2,775,891.60	2,464,771.90	87.38	3,502,186.50
D. FIXED ASSETS	10,641.40	0.33	10,681.10	10,913.60	0.32	13,106.20	11,385.20	0.37	13,344.00	12,084.40	0.43	13,922.60
E. UNPRODUCTIVE ASSETS												
1. Cash, Banks and Others (Available)	7,624.50	0.24	7,566.00	4,992.30	0.15	4,836.00	28,399.60	0.91	16,539.70	5,942.20	0.21	6,961.60
2.Other	407,673.90	12.57	410,766.10	413,986.50	12.18	398,195.30	360,434.20	11.58	371,419.20	338,107.30	11.99	355,115.30
F. TOTAL ASSETS	3,243,577.20	100	3,412,551.40	3,400,097.00	100.00	3,321,031.00	3,112,424.00	100.00	3,177,194.50	2,820,905.60	100.00	3,876,186.20
G. MONETARY MARKET DEPOSITS AND FUNDING												
1. Current	0	0	0	0	0	0	0	0	0	0	0	0
2. Savings	212,642.70	6.56	224,473.00	256,162.80	7.53	200,655.40	188,673.40	6.06	166,910.70	176,431.00	6.25	126,083.40
3. CD	806,757.70	24.87	787,966.50	706,063.50	20.77	779,291.70	674,447.60	21.67	763,483.90	756,016.30	26.80	1,347,618.60
4. Banks and Rediscounts	99,303.30	3.06	136,671.20	95,533.10	2.81	75,762.60	95,648.80	3.70	75,820.50	129,526.50	4.59	462,246.90
5. Other	214,060.70	6.6	107,115.50	452,005.60	13.29	478,469.20	554,052.80	17.80	529,492.70	128,987.50	4.57	297,947.00
TOTAL G	1,332,764.30	41.9	1,256,226.30	1,509,765.00	44.40	1,534,178.60	1,512,822.90	48.61	1,535,707.70	1,190,961.30	42.22	2,233,895.90
H. OTHER FINANCING SOURCES												
1. Other Financial Liabilities	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2. Subordinated and Convertible Debt	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
I. OTHER (No interests)	115,886.30	3.57	140,326.70	97,112.80	2.86	114,117.00	88,552.20	2.85	109,836.60	265,970.40	9.43	226,975.50
L. SHAREHOLDERS' EQUITY	1,794,926.60	55.34	1,784,750.30	1,793,219.10	52.74	1,672,735.20	1,511,049.00	48.55	1,531,650.20	1,478,974.10	52.43	1,472,814.60
M. TOTAL ASSETS AND LIABILITIES	3,243,577.20	100	3,181,303,3	3,400,097.00	100	3,321,031.00	3,112,424.00	100.00	3,177,194.50	2,935,905.80	104.08	3,935,686.20

Duff & Phelps de Colombia
Security Rating Firm

ANALYSIS OF THE STATEMENT OF RESULTS

Corficolombiana	30/04/2008			12/31/2007			3/31/2007			12/31/2006		
	INCOME EXPENSES Ps.million		As % of Productive Assets Average	INCOME EXPENSES Ps.million		As % of Productive Assets Average	INCOME EXPENSES Ps.million		As % of Productive Assets Average	INCOME EXPENSES Ps.million		As % of Productive Assets Average
1. Income from Interests	5,958.00		0.2	51,486 40		1.77	3,853.30		0.11	89,042.70		2.41
2. Outlays from interests	47,466.60		1.59	113,197.50		3 9	24,539.10		0.7	154,005.00		4.17
3. NET INCOME FROM INTERESTS	41,508.60		1.39	61,711.10		2.12	20,685.80		0.59	64,962.20		1.76
4. Other Net Opeative Incom e	145,974.60		4.89	286,382.70		9.86	85,538.00		2.44	873,125.10		23.62
5. Administrative Expenses	33,398.60		1.12	78,937.90		2.72	21,063.50		0.6	109,271.70		2.96
6. Accounts Receivable Provisions	0.00		0	0.00		0	6.50		0	4,604.60		0.12
7. Other Provisions	2,438.90		0.08	14,908.00		0.51	4,374.20		0.12	38,630.40		1.04
8. OPERATIVE PROFIT	68,628.50		2.3	130,825.60		4.5	39,408.00		1.13	655,656.20		17.73
9. Non-Operative Income	32,501.50		1.09	82,216.30		3.04	20,509.50		0.59	45,533.60		1.23
10. Non-operative expenses	1,097.90		0.04	2,899.90		0.1	728.10		0.02	3,300.60		0.09
11. Monetary Correction	0 00		0	0.00		0	0.00		0	0.00		0
12. PROFIT BEFORE TAX	100,032.10		3.35	216,142.00		7.44	59,189.40		1.69	697,889.20		18.88
13. Taxes	3,333 20		0.11	10,480.00		0.36	3,060.00		0.9	25,064.50		0.68
14. Net Profit	96,698.90		3.24	205,662.00		7.8	56,129.40		1.6	672,824.70		18.2
ANALYSIS OF INDICATORS												
I. PROFITABILITY												
1. Net Profit /Equity *		5.42%			12.29%			15.24%			43.81%	
2. Net Profit / Assets*		2.83%			6.19%			5.79%			16.38%	
3. Operative Profit / Assets *		2.01%			3.94%			4.06%			15.96%	
4. Operative Profit before Provisions / Assets*		2.08%			4.39%			4.52%			17.01%	
5. Administrative Expenses /Operative Income		21.98%			23.36%			23.56%			11.36%	
6. Administrative Expenss /Assets *		0.98%			2.38%			2.17%			2.60%	
7. Net Income from Interests / Assets*		-1.22%			-1.66%			-2.13%			-1.58%	
8. Interest Net Margin*		-0.94%			-3.80%			-11.10%			-1.35%	
II. CAPITALIZAITON												
1. Shareholders Equity / Assets		55.34%			52.74%			52.43%			47.88%	
2. Variable Rent Investments / Shareholders Equity		96.66%			97.57%			102.13%			95.70%	
3. Shareholders Equity / Loan Portfolio		%			%			4077.56%			4076.19%	
4. Solvency Index		31.00%			51.00%			43.40%			25.16%	
III. LIQUIDITY												
1. Liquid Asset / Deposits and Funding in M.M.		91.27%			92.95%			93.77%			94.67%	
2. Liquid Assets + Fixed Rent Non-Tradeable Investments/ Deposits and Funding in M.M.		91.30%			92.97%			93.79%			94.69%	
3. Loan Portfolio /Deposits and Funding in M.M.		0.00%			0.00%			3.05%			2.44%	

IV. ASSET QUALITY				
1. Expenses in Loan Portfolio provisions/ Gross Loan Portfolio*		0.00%	0.00%	0.45%
2. Expenses in Loan Portfolio provisions/ Operational profit before provisions	0%	0.00%	0.01%	0.66%
3. Loan Portfolio provisions/ Gross Loan Portfolio			16.92%	16.42%
4. Loan Portfolio Provisions/due Loan Portfolio	N.A.	N.A.	N.A.	N.A.
5. Loan Portfolio Provisions/Unproductive Loan Portfolio	N.A.	N.A.	N.A.	N.A.
6.Due Loan Portfolio/Gross Loan Portfolio			0.00%	0.00%
7. Unproductive Loan Portfolio/ Gross Loan Portfolio			0.00%	0.00%
8. Net Due Loan Portfolio/Equity			0.00%	0.00%
9. Gross Assets received as payment in kind		0	-0.63%	-0.60%
10. Unproductive Assets + Unproductive Loan Portfolio Loan Portfolio /Assets	12.81%	12.32%	12.20%	11.94%
11. Productive Assets / Assets	86.86%	87.36%	87.38%	87.56%
12. Productive Assets /Cost Bearing Liabilities	211.40%	196.73%	206.96%	182.19%

* Average

Corficolombiana, June 2006

DCR
Duff & Phelps de Colombia
Sociedad Calificadora de Valores

Análisis de Riesgo

CORPORACIÓN FINANCIERA COLOMBIANA S.A

Calificaciones

Corporación Financiera Colombiana S.A

Largo Plazo	AAA
Corto Plazo	DP1+
Perspectiva	Estable

Información Financiera

	03/31/2008	03/31/2007
Total Activos (mll)	3.581526	2.820.906
Patrimonio (mll)	1.774.574	1.478.974
Utilidad Neta (mll)	78.880	56.129
ROA* (%)	9,8	5,7
ROE * (%)	17,6	15,2
Patrimonio/Activos (%)	55,3	52,43

* Activos Promedio

Analistas

Fernando Suárez Tello
PBX +57 1 326 9999 Ext. 1001
fsuarez@dcrcolombia.com.co

Gláucia Calp
PBX +57 1 326 9999 Ext. 1110
gcalp@dcrcolombia.com.co

Resumen de la Calificación

El Comité Técnico de Calificación de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, en reunión del 11 de Junio de 2008, y con ocasión de la revisión anual de la calificación de la Corporación Financiera Colombiana S.A, decidió modificar a "AAA" (Triple A) la calificación "AA+" (Doble A más) a la deuda de largo plazo, según consta en el Acta # 637 de la misma fecha. Igualmente, decidió mantener la calificación DP1+ (Nivel alto) a la deuda de corto plazo.

La calificación AAA (Triple A) significa emisiones con la mas alta calidad crediticia; los factores de riesgo son prácticamente inexistentes. La calificación DP1+ a la deuda de corto plazo refleja obligaciones con la más alta certeza de pago oportuno. La liquidez a corto plazo, factores de protección y acceso a fuentes alternas de recursos son excelentes.

Fundamentos

La modificación de la calificación de largo plazo de la Corporación Financiera Colombiana refleja, en primer lugar, el fortalecimiento de la operación de la Corporación en sus áreas estratégicas de negocio. Las inversiones de capital de Corficolombiana, hoy la principal fuente de ingresos de la entidad, han mostrado un desempeño favorable y sostenido en los últimos años y, se espera, dada su composición, que este comportamiento se mantenga en el futuro. Por otro lado, es cada vez menor la porción de este portafolio de inversiones que se viene financiando con pasivos con costo (aproximadamente un 5,5% a mayo de 2008), circunstancia que beneficia el perfil crediticio de la entidad al mejorar el calce entre pasivos con costo y activos que generan interés. La calidad de la administración de la Corporación y la experiencia acumulada por sus funcionarios en el manejo de productos de tesorería y banca de inversión han resultado en un posicionamiento sólido en un mercado cada vez más competido. Asimismo, el robustecimiento de políticas de administración de riesgos deja a la Corporación más preparada para afrontar los riesgos a los que está expuesta y la utilización de mejores herramientas de control deberá contribuir a disminuir la vulnerabilidad de sus resultados a dichos riesgos. La calificación incorpora también la expectativa de que el negocio de administración de portafolios de inversiones empiece a generar ingresos de forma que, junto con la tesorería y bancas de inversión y privada, generen, hacia el futuro, unos resultados mas equilibrados para Corficolombiana. Finalmente, el hecho de ser el brazo de banca de inversión de un grupo financiero sólido como el Grupo Aval incide positivamente sobre las calificaciones asignadas.

11 de Junio de 2008

La calidad de las inversiones de capital de Corficolombiana en varios sectores de la industria nacional, con concentraciones importantes en los sectores de Transporte de Gas y Distribución de Combustible, Servicios Públicos y Concesiones Viales, ha mejorado sensiblemente en los últimos años. Lo anterior se ve reflejado en las valorizaciones generadas y en el flujo de dividendos recibidos por la Corporación. Así mismo, el hecho de que este portafolio de inversiones esté orientado hacia sectores que tienen potencial de crecimiento en el largo plazo y que su composición busque una exposición balanceada a los ciclos económicos protege, en cierta medida, el resultado de la Corporación ante grandes variaciones por cuenta del desempeño de las mismas.

El mejor equilibrio en el monto de inversiones de capital con relación al patrimonio de Corficolombiana, apoyado en una solvencia patrimonial de 47,5% a marzo de 2008, es visto de forma positiva por Duff & Phelps. Al reducirse de forma considerable la financiación de inversiones de renta variable con captaciones, disminuye también el grado de exposición del resultado de la Corporación a los resultados de estas inversiones toda vez que los gastos de intereses están mejor compensados por la generación de ingresos en la actividad de tesorería.

Al cierre de 2007, Corficolombiana generó utilidades netas por $205.662 millones. Este resultado es fruto de una relativa estabilidad en los dividendos recibidos y de mayores ingresos (comparativamente al año anterior) por rendimiento de inversiones (56%), mejores comisiones (79%) y mayores ingresos por valoración (72%), los cuales, sumados a un mejor control de los gastos y a menores provisiones, explican dicho desempeño. Esta dinámica de resultados se consolidó durante el primer trimestre de 2008; a marzo, las utilidades alcanzaron $78.881 millones, las cuales son 40,5% mayores a las presentadas en el mismo mes de 2007. Así mismo, la rentabilidad año corrido sobre el activo promedio se ubicó en 7,14% (mar-08), mientras que la rentabilidad año corrido sobre el patrimonio promedio alcanzó niveles del 14,04% (mar-08), indicadores que reflejan el buen desempeño financiero de la entidad.

El acceso a fuentes de liquidez en el mercado nacional e internacional de Corficolombiana es muy bueno. Las políticas, herramientas y órganos de control para la administración de los riesgos de liquidez aseguran su adecuado manejo, reflejado en brechas de liquidez consistentemente positivas.

11 de Junio de 2008

PERFIL

- **Las inversiones de capital de Corficolombiana, principal fuente de ingresos de la entidad, han mostrado un desempeño favorable.**
- **La calidad de la administración y la experiencia acumulada por sus funcionarios en el manejo de productos de tesorería y banca de inversión son consideradas fortalezas.**

La Corporación Financiera Colombiana S.A, en adelante Corficolombiana, se ha consolidado como la Corporación Financiera del conglomerado financiero Grupo Aval. Después de la fusión realizada con Corfivalle en 2005, la entidad ha pasado por un proceso de transformación que ha dado como resultado una nueva estrategia corporativa, que entre, otros aspectos, ha sido plasmada en una imagen totalmente renovada así como en un portafolio de productos y servicios innovador, acorde con las necesidades de su mercado objetivo. La Corporación mantiene al Grupo Aval como su mayor accionista con el 56,04% de participación, representado por el Banco de Bogotá (37,3%), el Banco de Occidente (13,3%) y el Banco Popular (5,5%). En menor medida, se encuentran los fondos de pensiones Porvenir (4,53%), Protección (7,8%), CitiColfondos (2,9%), Grupo Santander (2,4%) y Horizonte (3%). La participación restante está en manos de accionistas minoritarios ordinarios (19,9%) y preferenciales (3,5%).

Durante 2007, la gestión de Corficolombiana estuvo orientada al fortalecimiento estratégico de los negocios, a la mejora en los procesos y sistemas de gestión, la adecuación de la plataforma tecnológica y física y la consolidación de la cultura de administración de riesgos. Igualmente, se incrementaron las sinergias entre las distintas áreas de la corporación y las filiales financieras, uniendo esfuerzos y conocimientos para multiplicar las oportunidades comerciales, en las cuales

el proyecto de cliente único para Corficolombiana y sus filiales financieras tiene especial prioridad.

Corficolombiana mantiene su estructura de negocios en cinco áreas: Inversiones, Portafolio de Inversión, Banca de inversión, Tesorería y Banca Privada.

El negocio de inversiones, principal componente del activo de la entidad, se consolida como el más importante para la Corporación en materia de ingresos. Comprende un portafolio de empresas que se concentra de manera importante en los sectores de transporte de gas y distribución de combustibles, concesiones, agroindustria, hoteles y servicios públicos. A diciembre de 2007, el portafolio de inversiones concentraba activos por cerca de $1,5 billones, los cuales generaron dividendos por $91.066 millones. En opinión de Duff & Phelps de Colombia, existe cierta concentración sectorial entre las empresas que componen este portafolio, sin embargo, dada la naturaleza de sus negocios, no se esperan variaciones considerables en el flujo de dividendos de las empresas que lo componen hacia la Corporación. De hecho, una de las fortalezas a resaltar es que la entidad ha logrado obtener un flujo estable de dividendos.

Durante el año 2007, dicho portafolio de inversiones de capital sufrió ciertas modificaciones por cuenta de la venta de la participación accionaria de Corficolombiana en las compañías IBC Solutions (37,5%), Colmotores (0,12%), Frigorificos Colombianos (45,2%), Centromotor (10,6%), Valores Diaco (0,1%) y Huevos Oro (100%). Esta ventas no alcanzaron la misma magnitud de las presentadas en 2006 ($17.983 millones frente a $536.490 millones), año excepcionalmente bueno por el cambio de bursatilidad de las acciones de Promigas y la posterior venta parcial de las mismas. De otro lado, es importante destacar que el valor total del portafolio aumentó de manera importante como fruto de la valoración de la inversión que aún se mantiene en Promigas, cuyo precio en bolsa aumentó 58,6% durante el segundo semestre de 2007. En el mismo periodo, se dieron incrementos en las acciones de Mineros (23%), Gas Natural (12%) y Banco de Occidente (8%), mientras que el precio de Tablemac se redujo un 1%. En resumen, las inversiones de Corficolombiana (44%) que cotizan en Bolsa, que se encuentran clasificadas como disponibles para la venta y por tanto valoran a precios de mercado, se comportaron favorablemente y lograron una valorización superior al 30% al cierre de 2007.

Los esfuerzos del área de Portafolios de Inversión, que es un negocio de *fees,* se han enfocado en la estructuración y puesta en marcha de 3 fondos de capital privado: uno enfocado a proyectos de infraestructura, otro, hacia el sector inmobiliario y el último dedicado a cultivos productivos de largo plazo. Para el lanzamiento de los Fondos, la Corporación necesita primero culminar el proceso de aprobaciones internas y retomar los resultados del pre-mercadeo para así iniciar el proceso de promoción de los mismos.

El negocio de Banca de Inversión de la Corporación se concentra en el cobro de *fees*,. Esta área realiza asesorías en lo relacionado con fusiones y adquisiciones, estructuración y colocación de bonos, créditos sindicados y emisión de acciones en el mercado de valores. Adicionalmente, se consolidó la estrategia de ampliar el mercado del negocio a otras regiones del país. Auque inferiores al los de 2006, la Banca de Inversión de Corficolombiana movilizó recursos por $1.6 billones durante 2007, lo cual generó comisiones importantes para la entidad.

Por su parte, la Tesorería de Corficolombiana mantiene una dinámica importante en el mercado a través de su mesa de dinero. El área negocia títulos de deuda pública y privada así como moneda extranjera en operaciones a la vista y a futuro. Actualmente, la entidad participa en el esquema de creadores de mercado del Ministerio de Hacienda, en el cual, a diciembre de 2007, ocupa el 8º lugar dentro del ranking general. Por otro lado, la Corporación incursionó con éxito en mercados internacionales haciendo operaciones de Trading en bonos del tesoro americano y también en otras monedas latinoamericanas como real/dólar y peso mexicano/dólar. Asimismo, se aumentaron las posiciones indexadas al DTF y se comenzaron a explorar nuevas oportunidades de negocio, especialmente en el mercado de derivados.

La Banca Privada de la Corporación es un negocio del pasivo. De hecho, es el área encargada de fondear parcialmente la entidad y sus filiales así como recibir comisiones a través de diversas alternativas de inversión a través de un portafolio que incluye CDTs, acciones, notas estructuradas sobre activos locales e internacionales, entre otros, con el fin de brindar a clientes de diferentes segmentos opciones novedosas de acuerdo a su perfil de riesgo y su potencial de rentabilidad. El valor de las comisiones generadas a la Corporación durante 2007 a través de la Banca Privada de Corficolombiana ascendió a $957 millones, un 93% más que las generadas durante 2006, consolidando este negocio como un canal de distribución de productos especializados y novedosos para el segmento de personas naturales de altos ingresos.

Adicional a sus 5 negocios principales, la entidad posee el área de Gerencia de Inmuebles, a través de la cual se realiza la venta de bienes recibidos en pago, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión. Esta unidad ha venido disminuyendo su tamaño como consecuencia de una lógica reducción en el número de BRP. Así mismo, Corficolombiana cuenta con 4 importantes filiales financieras, las cuales contribuyen al PyG de la Corporación, vía ingresos por dividendos. Dichas filiales son Fiduciaria Corficolombiana, Leasing Corficolombiana, Casa de Bolsa y el Banco Corfivalle con sede en Panamá. La Corporación utiliza estos otros vehículos para complementar su operación en aquellos proyectos en los que se lleguen a necesitar esquemas financieros diferentes. En opinión de Duff & Phelps, gracias al trabajo propio y en conjunto con sus filiales, Corficolombiana esta en capacidad de brindar a sus clientes un portafolio de productos adecuado, lo que se traduce en una mayor cobertura de negocios.

DESEMPEÑO

- **El mejor equilibrio entre inversiones de capital y patrimonio es visto de forma positiva por Duff & Phelps.**
- **La calificadora espera un mejor balance entre las fuentes de ingresos de Corficolombiana hacia el futuro.**

Ingresos Operacionales: El rubro de ingresos por dividendos y participaciones se sigue consolidando como el mayor generador de ingresos de la entidad. A diciembre de 2007, dicho rubro participaba con un 32% del total de ingresos, mientras que a abril de 2008, esta participación se ubicó en 51% del mismo total de ingresos, los cuales incluyen los no operacionales y los provenientes tanto de intereses como los distintos a intereses. Esta dinámica refleja la importancia del negocio de Inversiones de Capital para la generación de ingresos de Corficolombiana. Las compañías líderes en generación de ingresos fueron: PISA (Proyectos de infraestructura S.A), Promigas, Coviandes/Epiandes, EEB, Leasing Corficolombiana y Hoteles Estelar. A diciembre de 2007, el ingreso por dividendos y participaciones se ubicó en $136.786 millones, lo cual fue un 4,5% menos que al cierre de 2006. Sin embargo, el mismo rubro alcanzó la cifra de $90.552 millones (mar-08) frente a los $64.556 millones de marzo de 2007, lo que muestra un crecimiento del 40,3% en dicho periodo de tiempo.

Los ingresos por comisiones se centran principalmente en los resultados obtenidos en el negocio de Banca de Inversión. Este rubro aumentó su valor en un 79% entre diciembre de 2006 y 2007, fruto de la realización de transacciones por más de $1,6 billones durante 2007. Estos resultados se concentran especialmente en el último trimestre del año, dada la estacionalidad del negocio. Así mismo, los resultados de la tesorería durante 2007 y los 3 primeros meses de 2008 fueron satisfactorios; el rubro de ingresos por valoración se incrementó un 72% (dic-06/dic-07) y un 56,5% (mar-07/mar-08), gracias a los buenos resultados en actividades de *Trading* y el mercado de divisas. Así mismo, se presentó una diferencia considerable en el rubro de venta de inversiones, ya que durante 2007 los ingresos por este concepto llegaron a $17.983 millones frente a los $536.490 millones de 2006, ingreso extraordinariamente alto por cuenta de la venta de la participación de la Corporación en Promigas.

Las condiciones desfavorables del mercado de deuda pública, producto del aumento en las tasas de interés, hicieron que la valoración de inversiones cerrara el año 2007 con un saldo negativo de $9.599 millones. Sin embargo, este comportamiento se revirtió durante los 3 primeros meses de 2008, ya que en marzo de 2008 este rubro generó utilidades por $4.097 millones. Este aspecto, sumado a un mejor resultado en la valoración de inversiones de renta variable, mayor rendimiento de inversiones (144%), mejor resultado de la tesorería (56%) y mayores dividendos provenientes de sus participaciones en empresas (40%) diluyeron la reducción en otros de sus ingresos y contribuyeron al incremento de la utilidad financiera bruta a $98.651 millones de $64.852 millones, comparando los meses de marzo de 2007 y 2008.

Gastos Generales: A diciembre de 2007, los gastos generales de Corficolombiana se redujeron un 27,8% con respecto al mismo mes de 2006. Sin embargo, la reducción de los ingresos hizo que la relación de gastos administrativos sobre utilidad financiera bruta se ubicara en 35,1% (dic-07) después de estar en 13,5% (dic-06). En este sentido, los ingresos extraordinarios por la venta de Promigas en 2006 afectaron dicho indicador. Caso contrario presentó el *Overhead*, ya que el incremento en el valor de los activos diluyó el gasto, razón por la cual el indicador se ubicó en 2,38% (dic-07) cuando en diciembre de 2006 estaba en 2,66%. La situación a marzo de 2008 es mejor que la presentada tanto en marzo como en diciembre de 2007, ya que la utilidad financiera bruta mejoró un 52% (mar-07/mar-08) y los activos totales subieron un 27% (mar-07/mar-08). Sin embargo, el *Overhead* pasó a 3,41% (mar-08)

de 2,17% (mar-07), aunque la relación de gastos sobre utilidad financiera bruta pasó a 27,7% (mar-08) de 32,5% (mar-07). En este aspecto, los movimientos presentados en la planta de personal y el incremento en la tributación han contribuido a que los gastos muestren una variación al alza, razón por la cual los indicadores de eficiencia han aumentando aunque se mueven bajo parámetros aceptables.

Provisiones: Continúa la tendencia decreciente que se ha venido presentando en este rubro desde 2006, momento en el cual se cedió la cartera de créditos de la entidad al Banco de Bogotá. A diciembre de 2007, se ubicó en $14.908 millones, lo que muestra una reducción del 66% en este valor frente al mismo mes de 2006. A marzo de 2008, la cifra fue de $1.445 millones, dirigidas especialmente a las inversiones de capital de la entidad (89%).

Ingresos No Operacionales: Corresponden principalmente a reintegros de provisiones de inversiones y a la venta de bienes recibidos en pago previamente junto con la venta de otros activos no productivos. Los ingresos no operacionales llegaron en diciembre de 2007 a $88.216 millones, mientras que en marzo de 2008 se ubicaron en $12.442 millones, lo que muestra una disminución del 39% (mar-07/mar-08) por cuenta de una menor dinámica en la venta de activos durante dicho periodo.

A diciembre de 2007 la utilidad neta de la entidad llegó a $205.662 millones, mostrando una reducción del 69% frente al resultado del mismo mes de 2006. Sin embargo, es de destacar que las utilidades alcanzadas por la Corporación en 2006 fueron impulsadas por el hecho puntual de la venta de una parte de su participación en Promigas, lo cual generó unos ingresos considerables. A marzo de 2008, el ROAA año corrido se ubicó en 7,14%, hecho especialmente impulsado por el mayor ingreso procedente del rendimiento de las inversiones (145%), de los mejores ingresos por valoración (56%) y de los mayores dividendos recibidos por sus empresas (40%), sumado al menor gasto por provisiones (-67%) y al incremento total del nivel de activos de la Corporación, el cual llegó a más de $3,5 billones (mar-08). Adicionalmente, el ROAE año corrido pasó a 14,04% (mar-08), fruto de la mayor rentabilidad de los negocios y de un aumento importante del patrimonio.

Perspectivas: La puesta en marcha de los Fondos de Capital Privado para infraestructura y proyectos inmobiliarios se constituye como uno de los retos más importantes de la entidad en el corto plazo. Así mismo, la Corporación espera consolidar el negocio de banca privada como un canal de distribución de productos especializados y novedosos para el segmento de personas naturales de altos ingresos. El área de tesorería contempla la incursión de la Corporación en el mercado de acciones de Estados Unidos, así como la exploración de otros mercados, fundamentalmente en derivados, mercado que tiene potencial de crecimiento buscando la manera más eficiente de invertir los excedentes de liquidez de la entidad y maximizar sus utilidades. Adicionalmente, la Banca de inversión se seguirá enfocando en la diversificación de sus productos, segmentos y en la ampliación de su cobertura a nivel nacional. Duff & Phelps de Colombia espera que los resultados e indicadores de rentabilidad y eficiencia se consoliden positivamente una vez se pongan en marcha los proyectos que Corficolombiana planea ejecutar de cara al logro de un mejor balance entre las fuentes de ingresos de Corficolombiana hacia el futuro.

ADMINISTRACIÓN DEL RIESGO

- **Las políticas de administración de riesgos de la Corporación se han robustecido.**
- **Para la Calificadora, los mecanismos de gestión de la entidad permiten controlar adecuadamente los riesgos inherentes a los negocios que contemplan riesgos de mercado.**

La Corporación, conciente del papel preponderante que juega la gestión de riesgos en términos de la preservación de los resultados de la entidad, definió dentro del proceso de control de los mismos las etapas de identificación y medición de los riesgos, asignación, medición y control de límites y generación de reportes al respecto. En opinión de Duff & Phelps de Colombia, la metodología de gestión integral de riesgos utilizada por Corficolombiana se ha convertido en factor determinante para el logro de sus objetivos de riesgo/retorno.

Riesgo de Crédito: Como fruto de la cesión de la cartera de créditos de la entidad al Banco de Bogotá, el análisis que se realiza utilizando el SARC se enfocó hacia el análisis de negocios en la mesa de dinero, en las inversiones que se realizan en el sector real, en la Banca de Inversión y en la administración de portafolios. La principal orientación del SARC es hacia el negocio de tesorería, especialmente hacia el análisis de riesgo de contraparte. En este sentido, la gestión del

riesgo se maneja mediante la aprobación de cupos que se distribuyen en distintas categorías: préstamos de largo y corto plazo, exposición en derivados de renta fija y divisas, riesgo *spot* y *overnight*, y el riesgo de mercado *intraday*.

Riesgo de Mercado: Técnicamente, es medido a través de Valor en Riesgo VaR, utilizando el modelo de volatilidad condicional EWMA, el cual es controlado a diario. Administrativamente, la gestión de este riesgo se basa en una distribución adecuada de funciones entre el *back, middle y front office* de la Corporación. Adicionalmente, se formó un Comité de riesgo de mercado con integrantes de la Junta Directiva de la entidad, con el fin de estudiar y tomar decisiones sobre movimientos del mercado que pueden afectar los resultados del portafolio. Para la Calificadora, este mecanismo de gestión permite controlar adecuadamente los riesgos inherentes a los negocios que contemplan riesgos de mercado.

El portafolio de inversiones de Corficolombiana se concentra en la clasificación de renta variable disponible para la venta (64%). A marzo de 2008, el valor total del portafolio alcanzó más de $2,6 billones, lo que representa un incremento del 21% frente al valor de marzo de 2007. A diciembre de 2007, el portafolio presentó concentración en las empresas del sector de gas y combustibles (42%), las cuales, junto a los sectores de energía y financiero, constituyen un 66% del total. Este portafolio generó dividendos para Corficolombiana por $91.066 millones (dic-07), en donde PISA, Promigas y Epiandes fueron las empresas que más contribuyeron a esta cifra. Es de resaltar que las inversiones de capital que posee la Corporación se encuentran financiadas en una gran proporción por su patrimonio. Esto indica que las inversiones de renta variable se financian con un mínimo de pasivos con costo. Este porcentaje, a mayo de 2008, fue de 5,5%; situación que es vista de forma positiva por Duff & Phelps ya que mejora el calce entre pasivos con costo y activos que generan interés.

Con respecto al portafolio de tesorería, la estrategia esta encaminada hacia la disminución de las posiciones de renta fija en largo y montar ventas en corto, teniendo en cuenta el comportamiento que presentan algunos indicadores fundamentales. A diciembre de 2007, el portafolio se compone de TES (48%), deuda sector financiero (24%), deuda sector real (12%) y de inversiones obligatorias (12%), principalmente. Adicionalmente, el portafolio de derivados peso/dólar de la entidad se ubicó en US$1.686 millones (dic-07) y la participación en el mercado spot peso/dólar fue 15,8%, manteniéndose como la institución líder en el mercado colombiano en este aspecto.

Riesgo Operacional: A la fecha, se continúa avanzando en la implementación del SARO. Se cumplieron los pasos de identificación, medición y control de riesgos operacionales; adicionalmente, se capacitaron oficiales de riesgo operacional encargados del registro de los eventos que representen riesgo y se realizaron capacitaciones virtuales sobre el tema a todo el personal de la Corporación. Así mismo, la entidad cuenta con el correspondiente manual de SARLAFT, mientras que la Contraloría y Revisoría Fiscal realizan evaluaciones con el ánimo de comprobar si los controles establecidos internamente son eficaces para mitigar los eventos de riesgo operacional.

LIQUIDEZ Y DEUDA

- **La entidad maneja un bajo porcentaje de pasivos con costo.**
- **El elevado indicador de solvencia de Corficolombiana respalda apropiadamente su operación.**

La liquidez de Corficolombiana tiene como órgano principal de control al Comité de Activos y Pasivos ALCO. Este se reúne semanalmente y su fin principal es revisar los flujos de caja de la entidad para determinar el perfil de liquidez de la entidad para la semana en curso y se realiza un análisis de los resultados tanto en captaciones como en colocaciones. Adicionalmente, dicho Comité define políticas de costos de colocación, de inversión en portafolios estructurales y de Trading, después de haber tenido en cuenta los límites previamente definidos en cuanto a *stop loss*, plazos y montos. Tanto el ALCO como la Junta Directiva también toman decisiones de gestión de riesgo de liquidez, basándose en indicadores de largo y corto plazo entre los que se cuentan el *maximum cumulative outflow* (el cual define si se activa o no el plan de contingencia de liquidez), la concentración de depósitos, el *medium term funding*, y el *cash capital position*. Estos controles le han permitido a la Corporación mantener sostenidamente cifras positivas en la brecha acumulada de liquidez a 3 meses ($231.159 millones a marzo 2008), mientras que el indicador de activos líquidos sobre activos totales se ubicó en 13,9%, otorgando una mayor solidez a la posición de liquidez de la entidad.

La principal fuente de financiación de Corficolombiana es el patrimonio, rubro que contribuye con el 49,5%

(mar-08) del total; así mismo, los CDTs constituyen un 22% (abr-08) de las fuentes de fondeo, mientras que los depósitos de ahorro y los interbancarios contribuyen con un 25,5%. El vencimiento de los CDTs se encuentra balanceado, con papeles a corto, mediano y largo plazo (30%, 35% y 35% del total respectivamente), mientras que los depósitos de ahorro concentran solamente el 6,6% de las fuentes de financiación. Esto indica que el mayor porcentaje de las fuentes de fondeo son favorables a la entidad desde el punto de vista "precio". A marzo de 2008, los 20 depositantes más grandes de la Corporación disminuyeron su participación al pasar a representar el 28% frente al 39% a marzo de 2007. sin embargo, el índice de renovación de CDTs se ubicó en 65,3% (mar-08), mejorando ligeramente con relación a igual periodo del año anterior, mientras que la porción estable de las cuentas de ahorro fue de 55,9% (mar-08). Por otro lado, el acceso a fuentes alternas de liquidez en el mercado nacional e internacional de Corficolombiana es excelente.

El patrimonio de la entidad se ubicó en cerca de $1,77 billones (mar-08), lo que muestra un aumento del 20% frente al mismo mes de 2007. De hecho, el patrimonio técnico fue de $1,3 billones (mar-08) mientras que los activos ponderados por nivel de riesgo llegaron a más de $2,16 billones (mar-08); estos valores, superiores a los de marzo de 2007, permitieron que el nivel de solvencia pasara a 47,5% (mar-08) de 43,4% (mar-07). Este indicador es considerado adecuado dadas las características del negocio de Corficolombiana.

Tabla 1: Comparativo de los Indicadores Financieros – Corporaciones

Miles de Millones de Pesos	BANCA DE INVERSIÓN BANCOLOMBIA			CORFICOLOMBIANA		
	Mar-08	Mar-07	Mar-06	Mar-08	Mar-07	Mar-06
Activos Totales	393	348	394	3.581	2.820	4.935
Patrimonio	293	245	229	1.774	1.478	1.466
ROA	4,4%	3,6%	2,2%	9,8%	5,7%	7,2%
ROE	6,0%	5,6%	3,5%	17,6%	15,2%	23,9%
Margen Neto Intereses	1,53%	-16%	0,9%	-3,8%	-11,1%	0,7%
Gastos Laborales / UFB	11%	11,7%	20,7%	9,4%	11,1%	9,5%
Gastos Generales / Activo	0,8%	2,8%	0,9%	2,4%	2,2%	0,5%
Índice de Cartera Vencida	N/A	N/A	N/A	N/A	1,3%	35%
Provisión / Cartera Vencida	N/A	N/A	N/A	N/A	N/A	N/A
Índice de Solvencia	31%	54%	48%	47,5%	43,4%	16,4%

Fuente: Superintendencia Financiera. Cálculos: Duff & Phelps de Colombia S.A

La calificación de riesgo crediticio de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores constituye una opinión profesional y en ningún momento implica una recomendación para comprar, vender o mantener un valor, ni constituye garantía de cumplimiento de las obligaciones del calificado. La información ha sido obtenida de fuentes que se presumen confiables y precisas; por consiguiente la firma no se hace responsable por errores, omisiones o por los resultados obtenidos del uso de esta información.

Miembros del Comité Técnico de Calificación que participaron en la reunión en la cual se asignaron las presentes calificaciones) *: Gustavo Aristizábal, Glaucia Calp, Juan Camilo Cabrera, Natalia O'Byrne y Carlos Ramírez.

***Las hojas de vida de los Miembros del Comité Técnico podrán consultarse en la página web de la Sociedad Calificadora: www.dcrcolombia.com.co**

ANÁLISIS DEL BALANCE GENERAL	30/04/2008			12/31/2007			6/31/2007			3/31/2007		
Corficolombiana S.A.	$ millones	COMO % DE ACTIVOS	PROMEDIO $ millones	$ millones	COMO % DE ACTIVOS	PROMEDIO $ millones	$ millones	COMO % DE ACTIVOS	PROMEDIO $ millones	$ millones	COMO % DE ACTIVOS	PROMEDIO $ millones
A. CARTERA DE CRÉDITOS												
1. Comercial	0,0	0,00	0,0	0,0	0,00	23.694,1	91,3	0,00	23.739,7	45.547,4	1,61	925.130,9
2. Consumo	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
3. Microcrédito	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
4. Hipotecaria	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
5. Vencida	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	16.823,9
6. Derechos de Recompra de Cartera	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
7. (Provisiones de Cartera)	0,0	0,00	0,0	0,0	0,00	4.653,6	1,8	0,00	4.654,5	9.276,3	0,33	58.383,0
TOTAL A	0,0	0,00	0,0	0,0	0,00	19.040,5	89,5	0,00	19.085,2	36.271,1	1,29	883.571,8
B. OTROS ACTIVOS PRODUCTIVOS												
1. Depositos con Bancos	204.196,7	6,30	336.117,4	255.474,4	7,51	297.587,2	232.355,3	7,47	286 027,6	172.391,1	6,11	194 636,7
2. Inversiones - Deuda Pública	624.080,6	19,24	621.492,5	681.703,7	20,05	756.044,8	726.002,1	23,33	778.194,0	598.335,0	21,21	698.450,3
3. Otras Inversiones Negociables	380.237,5	11,72	414.284,6	461.220,4	13,56	380.952,4	386.863,7	12,43	343.774,0	340.078,0	12,06	300.721,5
4. Inversiones No Negociables y Otros	1.697.824,6	52,34	1.703.642,2	1.661.888,3	48,88	1.529.365,0	1.445.835,8	46,45	1.421.338,8	1.395.407,4	49,47	1.516.347,1
5. (Provisiones de Inversiones)	116.985,0	3,61	117.684,3	125.260,0	3,68	130.750,3	142.168,1	4,57	139.204,3	135.042,4	4,79	125.415,5
6. Otros Activos Productivos	28.064,9	0,87	25.685,9	35.177,8	1,03	52.652,0	63.226,4	2,03	66 676,3	57.331,6	2,03	33.874,7
TOTAL B	2.817.419,3	86,86	2.983.538,2	2.970.204,6	87,36	2.885.851,0	2.712.115,3	87,14	2.756.806,4	2.428.500,8	86,09	2.618.614,7
C. TOTAL ACTIVOS PRODUCTIVOS (A+B)	2.817.419,3	86,86	2.983.538,2	2.970.204,6	87,36	2.904.891,5	2.712.204,8	87,14	2.775.891,6	2.464.771,9	87,38	3.502.186,5
D. ACTIVOS FIJOS	10 641,4	0,33	10.681,0	10.913,6	0,32	13.108,2	11.385,2	0,37	13.344,0	12.084,4	0,43	13.922,6
E. ACTIVOS IMPRODUCTIVOS						0,0						
1. Caja, Bancos y Otros (Disponible)	7.842,5	0,24	7.566,0	4.992,3	0,15	4.836,0	28.399,8	0,91	16.539,7	5.942,2	0,21	6.961,8
2. Otros	407.673,9	12,57	410.766,1	413.986,5	12,18	398.195,3	360.434,2	11,58	371.419,2	338.107,3	11,99	355.115,3
F. ACTIVOS TOTALES	3.243.577,2	100,00	3.412.551,4	3.400.097,0	100,00	3.321.031,0	3.112.424,0	100,00	3.177.194,5	2.820.905,8	100,00	3.878.186,2
G. DEPÓSITOS Y FONDEO EN MERCADO MONETARIO												
1. Corriente	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
2. Ahorros	212.642,7	6,56	224.473,0	256.162,8	7,53	200.655,4	188.673,4	6,06	166.910,7	176.431,0	6,25	126.083,4
3. CDT	806.757,7	24,87	787.966,5	706.063,5	20,77	779.291,7	674.447,8	21,67	763.483,9	756.016,3	26,80	1.347.618,6
4. Bancos y Redescuento	99.303,3	3,06	136.671,2	95.533,1	2,81	75.762,6	95.648,8	3,07	75.820,5	129.526,5	4,59	462.246,9
5. Otros	214.060,7	6,60	107.115,5	452.005,6	13,29	478.469,1	554.052,8	17,80	529.492,7	128.987,5	4,57	297.947,0
TOTAL G	1.332.764,3	41,09	1.256.226,3	1.509.765,0	44,40	1.534.178,8	1.512.822,9	48,61	1.535.707,7	1.190.961,3	42,22	2.233.895,9
H. OTRAS FUENTES DE FINANCIACIÓN												
1. Otras Obligaciones Financieras	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
2. Deuda Subordinada y Convertible	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
I. OTROS (sin intereses)	115.886,3	3,57	140.326,7	97.112,8	2,86	114.117,0	88.552,2	2,85	109.836,6	265.970,4	9,43	228.975,5
L. PATRIMONIO	1.794.926,6	55,34	1.784.750,3	1.793.219,1	52,74	1.672.735,2	1.511.049,0	48,55	1.531.650,2	1.478.974,1	52,43	1.472.814,8
M. TOTAL PASIVOS Y PATRIMONIO	3.243.577,2	100,00	3.181.303,3	3.400.097,0	100,00	3.321.031,0	3.112.424,0	100,00	3.177.194,5	2.935.905,8	104,08	3.935.686,2

ANÁLISIS DEL ESTADO DE RESULTADOS	30/04/2008		12/31/2007		3/31/2007		12/31/2006	
Corficolombiana S.A.	INGRESOS GASTOS $ millones	COMO % DE ACTIVOS PRODUCT. PROMEDIO	INGRESOS GASTOS $ millones	COMO % DE ACTIVOS PRODUCT. PROMEDIO	INGRESOS GASTOS $ millones	COMO % DE ACTIVOS PRODUCT. PROMEDIO	INGRESOS GASTOS $ millones	COMO % DE ACTIVOS PRODUCT. PROMEDIO
1. Ingresos por Intereses	5.958,0	0,20	51.486,4	1,77	3.853,3	0,11	89 042,7	2,41
2. Gastos por Intereses	47.466,6	1,59	113.197,5	3,90	24.539,1	0,70	154 005,0	4,17
3. INGRESO NETO DE INTERESES	-41.508,6	-1,39	-61.711,1	-2,12	-20.685,8	-0,59	-64.962,2	-1,76
4 Otros Ingresos Operacionales (Netos)	145.974,6	4,89	286 382,7	9,86	85.538,0	2,44	873.125,1	23,62
5. Gastos Administrativos	33.398,6	1,12	78 937,9	2,72	21.063,5	0,60	109 271,7	2,96
6. Provisiones de Cartera	0,0	0,00	0,0	0,00	6,5	0,00	4.604,6	0,12
7. Otras Provisiones	2.438,9	0,08	14 908,0	0,51	4.374,2	0,12	38.630,4	1,04
8 UTILIDAD OPERACIONAL	68.628,5	2,30	130.825,6	4,50	39 408,0	1,13	655.656,2	17,73
9 Ingresos No Operacionales	32.501,5	1,09	88.216,3	3,04	20.509,5	0,59	45.533,6	1,23
10. Gastos No Operacionales	1.097,9	0,04	2.899,9	0,10	728,1	0,02	3.300,6	0,09
11. Corrección Monetaria	0,0	0,00	0,0	0,00	0,0	0,00	0,0	0,00
12. UTILIDAD ANTES DE IMPUESTOS	100 032,1	3,35	216 142,0	7,44	59.189,4	1,69	697.889,2	18,88
13. Impuestos	3.333,2	0,11	10.480,0	0,36	3.060,0	0,09	25.064,5	0,68
14. UTILIDAD NETA	96 698,9	3,24	205 662,0	7,08	56.129,4	1,60	672.824,7	18,20
ANÁLISIS DE INDICADORES								
I. RENTABILIDAD								
1. Utilidad Neta/Patrimonio*	%	5,42	%	12,29	%	15,24	%	43,81
2. Utilidad Neta/Activos*	%	2,83	%	6,19	%	5,79	%	16,38
3. Utilidad Operacional/Activos*	%	2,01	%	3,94	%	4,06	%	15,96
4. Utilidad Operacional antes de Provisiones/Activos*	%	2,08	%	4,39	%	4,52	%	17,01
5. Gastos Administrativos/Ingresos Operacionales	%	21,98	%	23,36	%	23,56	%	11,36
6. Gastos Administrativos/Activos*	%	0,98	%	2,38	%	2,17	%	2,66
7. Ingreso Neto de Intereses/Activos*	%	-1,22	%	-1,86	%	-2,13	%	-1,58
8 Margen Neto de Intereses*	%	-0,94	%	-3,80	%	-11,10	%	-1,35
II. CAPITALIZACIÓN								
1. Patrimonio/Activos	%	55,34	%	52,74	%	52,43	%	47,88
2. Inversiones de Renta Variable/Patrimonio	%	96,86	%	97,57	%	102,13	%	95,70
3. Patrimonio/Cartera de Créditos	%		%		%	4.077,56	%	4 076,19
4. Índice de Solvencia	%	31,00	%	51,00	%	43,40	%	25,16
III. LIQUIDEZ								
1. Activos Líquidos/Depósitos y Fondeo en M.M.	%	91,27	%	92,95	%	93,77	%	94,67
2. Activos Líquidos + Inversiones No Negociables de Renta Fija/Depósitos y Fondeo en M.M.	%	91,30	%	92,97	%	93,79	%	94,69
3. Cartera de Créditos/Depósitos y Fondeo en M.M.	%	0,00	%	0,00	%	3,05	%	2,44
IV. CALIDAD DE LOS ACTIVOS								
1. Gasto en Provisiones de Cartera de C./Cartera de C. Bruta*	%		%	0,00	%	0,00	%	0,48
2. Gasto en Provisiones de Cartera de C./Utilidad Operacional antes de Provisiones	%	0,00	%	0,00	%	0,01	%	0,66
3. Provisiones de Cartera de C./Cartera de C. Bruta	%		%		%	16,92	%	16,42
4. Provisiones de Cartera de C./Cartera de C. Vencida	%	n.a.	%	n.a.	%	n.a.	%	n.a.
5. Provisiones de Cartera de C./Cartera de C. Improductiva	%	n.a.	%	n.a.	%	n.a.	%	n.a.
6. Cartera de C. Vencida/Cartera de C. Bruta	%		%		%	0,00	%	0,00
7. Cartera de C. Improductiva/Cartera de C. Bruta	%		%		%	0,00	%	0,00
8 Cartera de C. Vencida Neta/Patrimonio	%		%	0,00	%	-0,63	%	-0,60
9. Bienes Recibidos en Pago Brutos/Activos	%	0,86	%	0,91	%	1,50	%	1,67
10 Activos Improductivos + Cartera de C. Improductiva/Activos	%	12,81	%	12,32	%	12,20	%	11,94
11. Activos Productivos/Activos	%	86,86	%	87,36	%	87,38	%	87,59
12. Activos Productivos/Pasivos con Costo	%	211,40	%	196,73	%	206,96	%	182,19

*Promedio

END